Mr. Jay Mumford

Mr. Thomas Jones

Office of Manufacturing

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

May 17, 2021

Re:	Aptera Motors Corp.

Offering Statement on Form 1-A

Filed March 9, 2021

File No. 024-11479

Dear Mr. Mumford and Mr. Jones:

On behalf of Aptera Motors Corp. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on May 19, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Chris Anthony

Chris Anthony, Chief Executive Officer